Ex. 3.1

Wyoming Secretary of State

State Capitol Building, Room 110

Cheyenne, WY  82002-0020

ARTICLES OF AMENDMENT

Pursuant to the provisions of the Wyoming Business Corporation Act (the “Act”), the shareholders and board of directors of Helius Medical Technologies, Inc., a Wyoming corporation (the “Corporation”), hereby present these Articles of Amendment to its Articles of Incorporation, pursuant to Wyo. Stat. 17-16-1006, on behalf of the Corporation.  The Corporation’s Articles of Incorporation were filed with the Wyoming Secretary of State on June 2, 2014 under Original Identification 2014-000665988, as amended by Articles of Amendment filed on July 3, 2014 as Amendment Identification 2014-001633835 and on April 27, 2015 as Amendment Identification 2015-001723000  (collectively, the “Articles of Incorporation”).

1.The name of the Corporation: Helius Medical Technologies, Inc.

2.The Articles of Incorporation are hereby amended by deleting Article 10 in its entirety and replacing it with the following:

10.

AUTHORIZED SHARES:  The aggregate number of shares which the Corporation has authority to issue and the par value of such shares is an unlimited number of common shares with no par value (the “Common Stock”).  There are no other classes of shares.

These Articles of Amendment shall be effective on January 22, 2018 at 5:00 p.m. Mountain Standard Time following the time received for filing by the Wyoming Secretary of State (the “Effective Time”), and as of the Effective Time, each five (5) outstanding share(s) of the Corporation’s Common Stock whether issued and outstanding or held by the Corporation as treasury stock, is and shall be combined into one (1) share of a fully paid and nonassessable share of Common Stock (the “Reverse Split”).

The Reverse Split shall be effected for the Common Stock such that any fractional shares of Common Stock resulting from the Reverse Split and held by a single record holder shall be aggregated.  No fractional shares of Common Stock shall be issued upon the combination of any such shares in the Reverse Split.  If the Reverse Split would result in the issuance of any fractional share, the Corporation shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair value (as determined by the Corporation’s Board of Directors in accordance with the Act) of one (1) share of Common Stock as of the Effective Time (after giving effect to the Reverse Split), rounded up to the nearest whole cent.

The Reverse Split shall occur whether or not any certificates representing such shares of Common Stock are surrendered to the Company or its transfer agent.  The par value of each share of Common Stock following the Reverse Split shall be as stated above.

All of the share amounts, amounts per share and per share numbers for the Common Stock shall be adjusted to give effect to the Reverse Split.

3.The amendment to Article 10 of the Articles of Incorporation as stated in these Articles of Amendment was duly approved and adopted by a majority of the shareholders at a meeting of shareholders held on June 5, 2017 and approved and adopted by the Board of Directors of the Corporation by action taken on April 11, 2017 and January 2, 2018, in the manner required by the Act and by the Corporation’s Articles of Incorporation.

DATED:	, 2018

By:  ____________________________

        Philippe Deschamps,

President and CEO

Contact person as to this filing: Joyce LaViscount,

Chief Financial Officer  and Chief Operations Officer

Daytime phone number: (215) 944-6102

E-mail: JLaViscount@heliusmedical.com